UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Inspire Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

457733103

(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York  10017
(212) 878-0600

Copies to:

Steven J. Gartner
 Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 457733103		Page 2 of 13 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS PRIVATE EQUITY IX, L.P. IRS Number 20-2975990
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,907,488
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,907,488
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,907,488
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 457733103		Page 3 of 13 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS IX LLC IRS Number 20-2528842
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,907,488
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,907,488
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,907,488
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 457733103		Page 4 of 13 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS PARTNERS, LLC IRS Number 13-4069737
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,907,488
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,907,488
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,907,488
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 457733103		Page 5 of 13 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS & CO. IRS Number 13-6358475
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,907,488
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,907,488
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,907,488
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 457733103		Page 6 of 13 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS LLC IRS Number 13-3536050
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,907,488
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,907,488
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,907,488
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 457733103		Page 7 of 13 Pages
1		NAME OF REPORTING PERSON CHARLES R. KAYE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,907,488
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,907,488
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,907,488
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 457733103		Page 8 of 13 Pages
1		NAME OF REPORTING PERSON JOSEPH P. LANDY
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,907,488
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,907,488
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,907,488
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 9of 13 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 23, 2007 (as amended by Amendment No. 1 thereto previously filed with the SEC on August 10, 2009, the “Original Schedule 13D”), on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP IX LLC (“WPP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP IX, WP IX LLC, WPP LLC, WP and WP LLC collectively being referred to as the “Warburg Pincus Reporting Persons”).  This Amendment No. 2 relates to the common stock, $0.001 par value per share (the “Common Stock”), of Inspire Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Tender and Support Agreement

On April 5, 2011, Merck & Co. Inc., a company formed under the laws of New Jersey (“Parent”), Monarch Transaction Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”) and the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock of the Company, at $5.00 net per share in cash (the “Offer Price”), without interest thereon, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement, after consummation of the Offer, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of Parent.

In connection with the execution of the Merger Agreement, WP IX, Parent and Purchaser have entered into a Tender and Support Agreement, dated as of April 5, 2011 (the “Tender Agreement”).  The Tender Agreement provides that, among other things, WP IX will tender 22,907,488 shares of Common Stock held by it (the “WP Shares”) in the Offer.

Pursuant to the Tender Agreement, WP IX has granted Parent, until the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) the date of any modification, waiver, change or amendment of the Offer or the Merger Agreement that results in (x) a decrease in the Offer Price or Merger Consideration (as defined in the Merger Agreement) or (y) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration, and (iii) the termination of the Merger Agreement in accordance with its terms (the “Termination Date”), a limited irrevocable proxy to vote the WP Shares.   Such proxy may be exercised by Parent at any annual or special meeting of the shareholders of the Company, as applicable, or at any adjournment thereof, for the adoption of the Merger Agreement and the approval of the Merger (as defined in the Merger Agreement) and against any alternative proposal.

Page 10 of 13 Pages

Additionally, WP IX has granted Parent an irrevocable option (the “Purchase Option”) to purchase all right, title and interest of WP IX in and to the WP Shares, with a price per share equal to the Offer Price.  Parent may exercise the Purchase Option only if (a) Purchaser has acquired shares of Common Stock pursuant to the Offer and (b) WP IX has failed to tender into the Offer all of the WP Shares or has withdrawn the tender of any WP Shares into the Offer in breach of the Tender Agreement. Parent may exercise the Purchase Option at any time within the sixty (60) days following the date when such Purchase Option becomes exercisable.

Pursuant to the Tender Agreement, WP IX has also agreed not to (i) transfer prior to the Termination Date or otherwise limit the right to vote any WP Shares (other than to an affiliate, subsidiary, partner or member of WP IX) and (ii) take any action that the Company is prohibited from taking pursuant to Section 6.8 of the Merger Agreement.

The foregoing description of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, a copy of which is attached hereto as Exhibit 99.8, and which is incorporated herein by reference in its entirety.  This Amendment No. 2 does not purport to amend, qualify or in any way modify the Tender Agreement.

Item 5.                                Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Schedule 13D are hereby amended and restated in its entirety as set forth below:

(a)           As of April 5, 2011, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own 22,907,488  shares of Common Stock, representing approximately 27.5% of the outstanding shares of Common Stock, based on the 83,278,650 shares of Common Stock outstanding as of March 9, 2011, as reported by the Company in its Proxy Statement filed with the SEC on March 25, 2011.

(b)           Each of the Warburg Pincus Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 22,907,488 shares of Common Stock they may be deemed to beneficially own.  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares of Common Stock that may be deemed to be beneficially owned by any of the Warburg Pincus Reporting Persons.

(c)           No transactions in the Common Stock were effected during the past sixty (60) days by any of the Warburg Pincus Reporting Persons or, to the best knowledge of the Warburg Pincus Reporting Persons, any of their general partners, members or managing directors as set forth on Schedule I to the Original Schedule 13D.

Page 11 of 13 Pages

Item 6.                                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 hereto, the Warburg Pincus Reporting Persons have entered into a Tender Agreement.  The information set forth in Item 4 with respect to the Tender Agreement is incorporated by reference into this Item 6 in its entirety.

Item 7.                                Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 99.8.	Tender and Support Agreement, dated as of April 5, 2011, by and among Merck & Co. Inc., Monarch Transaction Corp. and Warburg Pincus Private Equity IX, L.P.

Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2011

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:      Warburg Pincus IX LLC, its General Partner

   By:   Warburg Pincus Partners, LLC,
      its Sole Member

      By:   Warburg Pincus & Co.,
               its Managing Member

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Partner

WARBURG PINCUS IX LLC

By:   Warburg Pincus Partners, LLC,
         its Sole Member

   By:   Warburg Pincus & Co.,
            its Managing Member

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its Managing Member

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Partner

Page 13 of 13 Pages

WARBURG PINCUS & CO.

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Partner

WARBURG PINCUS LLC

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Managing Director

CHARLES R. KAYE

By:    /s/ Scott Arenare
Name:  Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

JOSEPH P. LANDY

By:    /s/ Scott Arenare
Name:  Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

* Power of Attorney given by Mr. Kaye was previously filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.